Exhibit 1

Contacts
Media Relations:	Investor Relations:
John Taylor	Carolyn Capaccio/Jody Burfening
Affect Strategies, Inc.	Lippert/Heilshorn & Associates
212-398-9680 x 140	212-838-3777
john@affectstrategies.com	ccapaccio@lhai.com

Arel Communications and Software Ltd.
Reports Second Quarter 2005 Results

ATLANTA – August 11, 2005 – Arel Communications and Software Ltd. (NASDAQ: ARLC), a technology leader in universal voice, video and data communications for interactive conferencing, collaboration and training applications, reported results for the second quarter ended June 30, 2005.

Revenue for the second quarter was $1,080,000 versus $754,000 in the first quarter of 2005, and $1,792,000 in the second quarter of 2004. Net loss for the quarter was $(170,000), or $(0.01) per share, versus $(1,563,000), or $(0.12) per share, in the first quarter of 2005 and $(980,000), or $(0.07) per share, in the second quarter of 2004. The quarter’s results include a one time capital gain of $1,331,000, or $0.10 per share, from the sale of the company’s investment in ArelNet LTD.

Philippe Szwarc, chief executive officer of Arel, stated, “Our sequentially improved quarterly results speak to our continued progress in reinforcing our leadership position in the rich media conferencing and collaboration market. In addition to winning new license sales in the second quarter, we have cultivated and strengthened our relationships with strategic software and telecom vendors, and broadened our focus on expanding our relationships with service providers. As a consequence, our Spotlight™ rich-media collaboration product continues to gain traction both with new end-users and channel providers. During Q2, we launched a total of 15 pilot programs into new potential customers and new signed end-user contracts combined, and launched 4 selling agreements with new channel partners in European and Asian markets. Through both our direct and channel selling efforts, we are beginning to see encouraging signs of customer acceptance among Fortune 1000 companies, a key positive step.”

Mr. Szwarc concluded, “As a growing company, Arel remains subject to the challenges inherent in building acceptance during this nascent development stage of the rich-media conferencing and collaboration market. However, we are focused on prudent investment in our growth, and have managed expenses and conserved cash while building an active and multi-faceted sales capability. Our recent customer wins, growing pipeline of pilot projects and successful acceptance tests are indicative of our success in selling directly to end-users while simultaneously developing effective channel partnerships. Our progress to date strongly indicates that Arel’s Spotlight™, as the best of breed solution, is beginning to transform workstyles in high-complexity sectors by improving real-time collaboration, communication, and productivity. Our focus for the rest of 2005 is to continue to build upon these successes to deliver improving financial proofs over time.”

Revenues for the first six months of 2005 were $1,834,000 versus $2,794,000 in the first six months of 2004. Net loss for the first six months of 2005 was $(1,733,000), or $(0.13) per share, versus $(2,026,000), or $(0.15) per share, for the first six months of 2004.

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Conference Call
Arel’s management will host a conference call at 10:00 a.m. ET today to discuss earnings and corporate activity. Please call the following dial-in numbers to participate:
United States (888) 527-1593
International Participants (706) 679-7685
Conference ID: 8266503

The public is invited to listen to the live webcast of the conference call. For details, visit Arel’s website at www.arelcom.com. An archive of the on-line broadcast will be available on the website through August 18, 2005.

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing Platform(TM) (ICP) core software, the Arel Spotlight(TM) application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scalable, secure, and network-friendly universal conferencing solution is becoming the solution of choice for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. For additional information, please visit www.arelcom.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

All trademarks recognized.

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AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	973	3,873	3,123
Short term investments	1,041	2,215	704
Accounts receivable:
Trade	2,687	3,809	1,681
Other	492	757	484
Investment in ArelNet Ltd.		507	1,070
Inventories	709	405	791

T o t a l current assets	5,902	11,566	7,853

SEVERANCE PAY FUNDS	433	523	601

PROPERTY, PLANT AND EQUIPMENT, NET	284	459	352

OTHER ASSETS	79	96	86

T o t a l assets	6,698	12,644	8,892

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term loan	-	41	-
Accounts payable and accruals:
Trade	395	390	332
Deferred revenues	621	617	104
Employees related obligations	778	669	709
Other	1,086	3,211	1,894

T o t a l current liabilities	2,880	4,928	3,039

LONG-TERM LIABILITIES:
Long-term loan	500	-	-
Income tax payable	874	-	1,068
Accrued severance pay liability	658	733	840

T o t a l long-term liabilities	2,032	733	1,908

T o t a l liabilities	4,912	5,661	4,947

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Additional paid-in capitol	54,271	54,270	54,271
Accumulated other comprehensive income	163	382	945
Accumulated deficit	(52,652)	(47,673)	(51,275)

T o t a l shareholders' equity	1,786	6,983	3,945

T o t a l liabilities and shareholders' equity	6,698	12,644	8,892

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
	U.S. $ in thousands, except loss per share

REVENUES:
Sales	722	1,464	527	1,178
Services	1,112	1,330	553	614

	1,834	2,794	1,080	1,792
Cost of sales and services	814	1,404	455	946

Gross profit	1,020	1,390	625	846
Research and development expenses - net	1,218	1,000	611	417
Selling, general and administrative expenses	3,135	2,807	1,555	1,354
Income from settlement with W2COM		411

Operating loss	(3,333)	(2,006)	(1,541)	(925)
Financial income (expenses) - net	41	(20)	40	(55)
Capital gain from sale of investment in
ArelNet Ltd	1,331	-	1,331	-

Net loss before income tax benefit	(1,961)	(2,026)	(170)	(980)
Income tax benefit	228	-	-	-

Net loss for the period	(1,733)	(2,026)	(170)	(980)

Basic and Diluted loss per share	(0.13)	(0.15)	(0.01)	(0.07)

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Year ended December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss for the period	(1,733)	(2,026)	(5,628)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	70	129	224
Capital gain on sale of investment in ArelNet Ltd.	(1,331)
Capital gain on sale of property and equipment	1	-	59
Trading marketable securities, net	127	40	34
Allowance for doubtful accounts	(60)	(15)	363
Accrued employee rights upon retirement - net	(14)	(181)	(152)
Other - net	1	(1)	(8)
Changes in operating asset and liability items:
Decrease (increase) in trade receivable (before Allowance for doubtful
accounts)	(946)	(696)	1,054
Decrease (increase) in other accounts receivable	78	(143)	215
Decrease (increase) in inventories	82	129	(257)
Increase (decrease) in trade payables	63	(99)	(157)
Increase (decrease) in deferred revenues	517	323	(190)
Increase (decrease) in employees related obligations	69	63	103
Increase (decrease) in other liabilities (including long-term)	(646)	77	(172)

Net cash used in operating activities	(3,722)	(2,400)	(4,512)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term bank deposit - net	477	2,351	3,868
Purchase of property ,plant and equipment	(31)	(167)	(214)
Proceeds from sale of property ,plant and equipment	28	-	-
Sale of investment in ArelNet Ltd.	592	-	-
Collection of long-term loan to an employee	4	4	9
Amounts carried from other assets	2	82	7

Net cash provided by investing activities	1,072	2,270	3,670

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loan	500	-	-
Repayment of long-term loan	-	(9)	(48)
Issuance of share capital	-	78	78
Exercise of options	-	37	38

Net cash provided by financing activities	500	106	68

DECREASE IN CASH AND CASH EQUIVALENTS	(2,150)	(24)	(774)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,123	3,897	3,897

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	973	3,873	3,123